CUSIP No. 19716T101 Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

CoLucid Pharmaceuticals, Inc.
________________________________________________________________________
(Name of Issuer)

Common Stock, $0.001 par value
________________________________________________________________________
 (Title of Class of Securities)

19716T101
________________________________________________________________________
(CUSIP Number)

December 31, 2015
________________________________________________________________________
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 19716T101 Page 2 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Partners VI, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	2,245,902 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	2,245,902 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,245,902 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	14.7% **
12)	Type of Reporting Person	PN
* As of December 31, 2015
** Based on 15,273,595 shares of Common Stock outstanding as of December 31, 2015, as provided to the Reporting Persons by the Issuer.

CUSIP No. 19716T101 Page 3 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	DP VI Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	3,519 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	3,519 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,519 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1% **
12)	Type of Reporting Person	PN
* As of December 31, 2015
** Based on 15,273,595 shares of Common Stock outstanding as of December 31, 2015, as provided to the Reporting Persons by the Issuer.

CUSIP No. 19716T101 Page 4 of 8 Pages

Schedule 13G

Item 1(a)	–	Name of Issuer: CoLucid Pharmaceuticals, Inc.
Item 1(b)	–	Address of Issuer’s Principal Executive Offices:
15 New England Executive Park Burlington, MA 01803
Item 2(a)	–	Name of Person Filing:

This statement is being filed by Domain Partners VI, L.P., a Delaware limited partnership (“Domain VI”), and DP VI Associates, L.P., a Delaware limited partnership (“DP VI A”) (together, the “Reporting Persons”).

Item 2(b)	–	Address of Principal Business Office:
One Palmer Square Princeton, NJ 08542
Item 2(c)	–	Place of Organization:
Domain VI: Delaware DP VI A: Delaware
Item 2(d)	–	Title of Class of Securities:
Common Stock, $0.001 par value
Item 2(e)	–	CUSIP Number: 19716T101
Item 3	–	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):
Not applicable.
Item 4	–	Ownership.
(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5	–	Ownership of Five Percent or Less of a Class:
Not applicable.

CUSIP No. 19716T101 Page 5 of 8 Pages

Item 6	–	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7	–	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:
Not applicable.
Item 8	–	Identification and Classification of Members of the Group:
See Exhibit 2.
Item 9	–	Notice of Dissolution of Group:
Not applicable.
Item 10	–	Certification:
Not applicable.

CUSIP No. 19716T101 Page 6 of 8 Pages

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2016

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 19716T101 Page 7 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 15, 2016

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 19716T101 Page 8 of 8 Pages

 EXHIBIT 2

    Identification and Classification of Members of the Group

Domain Partners VI, L.P. and DP VI Associates, L.P. are filing this statement on Schedule 13G as a group.

Domain Partners VI, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates VI, L.L.C., a Delaware limited liability company.

DP VI Associates, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates VI, L.L.C., a Delaware limited liability company.